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EXHIBIT 12

TIME WARNER TELECOM INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in Thousands)

	Years Ended December 31,
	2005	2004	2003	2002	2001
Loss before income taxes and cumulative effect of change in accounting principle	$(108,064)	$(132,401)	$(85,350)	$(365,435)	$(129,423)
Interest expense (net of amounts capitalized)	134,262	122,391	103,642	107,279	115,080
Interest factor on rentals	11,687	11,454	9,868	9,901	9,448

Earnings available for fixed charges	$37,885	$1,444	$28,160	$(248,255)	$(4,895)

Interest charges	$137,139	$125,101	$104,897	$109,962	$122,222
Interest factor on rentals	11,687	11,454	9,868	9,901	9,448

Fixed charges	148,826	136,555	114,765	119,863	131,670

Ratio of earnings to fixed charges (coverage deficiency)(1)	$(110,941)	$(135,111)	$(86,605)	$(368,118)	$(136,565)

(1)
For the years ended December 31, 2005, 2004, 2003, 2002 and 2001, the ratio of earnings to fixed charges was calculated as a ratio less than one. As a result, disclosed above is the calculation of the coverage deficiency.

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EXHIBIT 12
TIME WARNER TELECOM INC. CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES (Amounts in Thousands)